Exhibit 1
August 7, 2006
Condensed Statements of Consolidated Financial Results
For the Three Months Ended June 30, 2006

Company Name:	NISSIN CO., LTD.
(URL: http://www.nisgroup.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571)
New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Tokyo and Ehime

President:	Shinsuke Amiya,
Representative Director and Co-CEO

Inquiries:	Akihiro Nojiri,
Executive Director & Executive Officer
(Tel: +81-3-3348-2424)

Application of different accounting principles from those used in the previous fiscal year:	None

Application of GAAP:	U.S. GAAP

U.S. GAAP
Summary of Consolidated Financial Results for the Three Months Ended June 30, 2005 and 2006, and for the Year Ended March 31, 2006
1. Consolidated Operating Results

	Millions of Yen Except Percentages
	Three Months Ended June 30,				Year Ended March 31,
		Rate of		Rate of		Rate of
	2005	Change(4)	2006	Change(4)	2006	Change(4)

Gross revenue	¥9,094	(26.83)%	¥11,610	27.67%	¥43,835	13.74%
Income before income taxes	2,171	(63.43)	2,919	34.45	14,669	23.19
Net income	1,169	(65.47)	1,695	45.00	8,455	16.43

	Yen
	Three Months Ended June 30,		Year Ended March 31,
	2005	2006	2006

Net income per share:
Basic	¥0.47	¥0.61	¥3.27
Diluted	0.43	0.61	3.08

Notes:	(1)	Net losses from equity-method affiliates were ¥9 million for the three months ended June 30, 2005, ¥1 million for the three months ended June 30, 2006, and ¥61 million for the year ended March 31, 2006.

	(2)	The weighted-average numbers of outstanding shares were 2,492,833,264 shares for the three months ended June 30, 2005, 2,757,780,105 shares for the three months ended June 30, 2006 and 2,584,934,984 shares for the year ended March 31, 2006.

	(3)	On each of November 18, 2005 and April 1, 2006, NISSIN completed a 2-for-1 stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.

	(4)	The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase (decrease) from the respective figures for the corresponding period of the previous year.
2. Consolidated Balance Sheet Highlights

	Millions of Yen Except Per Share Data and Percentages
	June 30,		March 31,
	2005	2006	2006

Total assets	¥224,647	¥382,806	¥359,943
Shareholders’ equity	64,940	86,876	80,504
Shareholders’ equity per share (Yen)	26.00	30.75	29.46
Shareholders’ equity ratio (%)	28.91%	22.69%	22.37%

Notes:	(1)	There were 2,498,108,384 outstanding shares as of June 30, 2005, 2,825,644,288 outstanding shares as of June 30, 2006 and 2,732,839,214 outstanding shares as of March 31, 2006.

	(2)	On each of November 18, 2005 and April 1, 2006, NISSIN completed a 2-for-1 stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.
3. Consolidated Cash Flows

	Millions of Yen
	Three Months Ended June 30,		Year Ended March 31,
	2005	2006	2006

Net cash provided by (used in) operating activities	¥3,778	¥(198)	¥ 24,270
Net cash used in investing activities	(10,082)	(20,477)	(135,976)
Net cash (used in) provided by financing activities	(1,375)	27,701	108,675
Cash and cash equivalents at end of period	18,058	29,902	22,860

U.S. GAAP
4. Scope of Consolidation and Application of the Equity Method as of June 30, 2006

Consolidated subsidiaries:	26 companies
Non-consolidated subsidiaries accounted for under the equity method:	None
Affiliates accounted for under the equity method:	10 companies
5. Change in the Scope of Consolidation and Application of the Equity Method for the Three Months Ended June 30, 2006

Newly consolidated subsidiaries:	1 company
Formerly consolidated subsidiaries:	2 companies
Affiliates newly accounted for under the equity method:	1 company
Affiliates formerly accounted for under the equity method:	2 companies

U.S. GAAP
CONSOLIDATED FINANCIAL STATEMENTS
1. CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Three Months			Three Months
	Ended June 30,			Ended June 30,
	2005	2006	Change	2006

Interest income:
Loans	¥6,947	¥7,706	¥ 759	$66,869
Purchased loans	634	1,639	1,005	14,222
Other	18	38	20	330

Total interest income	7,599	9,383	1,784	81,421
Interest expense:
Borrowings	650	735	85	6,378
Other	90	161	71	1,397

Total interest expense	740	896	156	7,775

Net interest income	6,859	8,487	1,628	73,646
Provision for loan losses, net	2,385	2,999	614	26,024

Net interest income after provision for loan losses	4,474	5,488	1,014	47,622

Non-interest income:
Gain from investment securities, net	558	1,052	494	9,129
Losses on change of interest in subsidiaries	—	(2)	(2)	(17)
Guarantee fees received, net	83	64	(19)	555
Equity losses in affiliates, net	(9)	(1)	8	(9)
Rents, dividends and other	863	1,114	251	9,667

Total non-interest income	1,495	2,227	732	19,325
Non-interest expense:
Salaries and employee benefits	1,724	2,169	445	18,822
Occupancy, furniture and equipment	630	765	135	6,638
Advertising	185	47	(138)	408
Other general and administrative expenses	1,195	1,577	382	13,684
Losses on sale, disposal and impairment of long-lived assets, net	12	5	(7)	43
Other	23	87	64	755
Minority interests	29	146	117	1,267

Total non-interest expense	3,798	4,796	998	41,617

Income before income taxes	2,171	2,919	748	25,330

Income taxes	1,002	1,224	222	10,622

Net income	¥1,169	¥1,695	¥ 526	$14,708

				U.S. Dollars
Per share data		Yen		(Note 1)
Net income	- basic	¥0.47	¥0.61	$0.005
	- diluted	0.43	0.61	0.005

Weighted average shares outstanding		Thousands of Shares
Basic		2,492,833	2,757,780
Diluted		2,719,848	2,798,579
See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
2. CONSOLIDATED BALANCE SHEETS

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	March 31, 2006	June 30, 2006	Change	June 30, 2006

	(Audited)	(Unaudited)		(Unaudited)
ASSETS
Cash and cash equivalents	¥ 22,860	¥ 29,902	¥ 7,042	$259,476
Restricted cash	3,417	2,496	(921)	21,659
Loans receivable, net	225,947	233,375	7,428	2,025,121
Purchased loans receivable, net	24,155	21,336	(2,819)	185,144
Interest receivable	1,021	1,017	(4)	8,825
Investment securities	42,071	45,475	3,404	394,611
Real estate for sale	20,792	28,634	7,842	248,473
Property and equipment, net	11,169	11,274	105	97,831
Investment in affiliates	617	616	(1)	5,345
Deferred income taxes	721	1,000	279	8,678
Other assets	7,173	7,681	508	66,652

Total assets	¥359,943	¥382,806	¥22,863	$3,321,815

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥ 60,411	¥ 76,349	¥15,938	$662,522
Accrued income taxes	6,089	888	(5,201)	7,706
Accrued expenses	702	584	(118)	5,068
Long-term borrowings	198,924	203,204	4,280	1,763,311
Capital lease obligations	1,337	1,227	(110)	10,647
Accrued retirement benefits	647	380	(267)	3,297
Deferred income taxes	1,382	503	(879)	4,365
Other liabilities	7,514	10,242	2,728	88,875

Total liabilities	277,006	293,377	16,371	2,545,791

Minority interests	2,433	2,553	120	22,154
Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock	11,849	15,962	4,113	138,511
Additional paid-in capital	14,808	18,867	4,059	163,719
Retained earnings	50,197	50,389	192	437,253
Cumulative other comprehensive income	5,485	3,415	(2,070)	29,634
Less treasury stock, at cost	(1,835)	(1,757)	78	(15,247)

Total shareholders’ equity	80,504	86,876	6,372	753,870

Total liabilities and shareholders’ equity	¥359,943	¥382,806	¥22,863	$3,321,815

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
3. CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
			Three Months
	Three Months Ended June 30,		Ended June 30,
	2005	2006	2006

Operating Activities
Net income	¥1,169	¥1,695	$ 14,708
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses, net	2,385	2,999	26,024
Depreciation and amortization	313	404	3,506
Amortization of debt issuance costs	49	43	373
Amortization of loan origination costs (income)	255	(19)	(165)
Gain from investment securities, net	(558)	(1,052)	(9,129)
Losses on sale, disposal and impairment of long-lived assets, net	12	5	43
Losses on change of interest in subsidiaries	—	2	17
Equity losses in affiliates, net	9	1	9
Deferred income taxes	(183)	267	2,317
Minority interests	29	146	1,267
Changes in assets and liabilities:
Interest receivable	21	4	35
Accrued income taxes and expenses	130	(5,319)	(46,156)
Other	147	626	5,433

Net cash provided by (used in) operating activities	3,778	(198)	(1,718)

Investing Activities
Loans receivable, net of principal collections	(2,527)	(10,340)	(89,726)
Purchases of distressed loans	(2,541)	(871)	(7,558)
Proceeds from principal collections of distressed loans	1,191	3,445	29,894
Proceeds from sale of distressed loans	700	14	121
Purchases of investment securities	(4,005)	(5,961)	(51,727)
Proceeds from sale of investment securities	1,361	2,005	17,398
Purchase of real estate for sale	(1,934)	(7,889)	(68,457)
Proceeds from sale of real estate	675	47	408
Purchases of property and equipment	(309)	(529)	(4,590)
Proceeds from sale of property and equipment	4	—	—
Investment in affiliates	(5)	—	—
Change in cash from sale of subsidiaries	—	(3)	(26)
Other changes in other assets	(2,692)	(395)	(3,428)

Net cash used in investing activities	(10,082)	(20,477)	(177,691)

Financing Activities
Deposit of restricted cash, net	(403)	921	7,992
Proceeds from short-term borrowings	6,312	82,579	716,583
Repayments of short-term borrowings	(7,879)	(66,510)	(577,143)
Proceeds from long-term borrowings	17,698	25,993	225,555
Repayments of long-term borrowings	(15,769)	(21,633)	(187,721)
Payments of capital lease obligations	(151)	(158)	(1,371)
Proceeds from issuance of new shares	—	8,000	69,420
Stock issuance costs	(4)	(87)	(755)
Purchases of treasury stock	(1)	—	—
Proceeds from sale of treasury stock	145	162	1,406
Dividends paid	(1,323)	(1,503)	(13,042)
Dividends paid to minority interests	—	(112)	(972)
Proceeds from issuance of new shares by subsidiaries	—	49	425

Net cash (used in) provided by financing activities	(1,375)	27,701	240,377

Effect of exchange rate changes on cash and cash equivalents	28	16	139
Net (decrease) increase in cash and cash equivalents	(7,651)	7,042	61,107
Cash and cash equivalents at beginning of period	25,709	22,860	198,369

Cash and cash equivalents at end of period	¥18,058	¥29,902	$ 259,476

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. BUSINESS ORGANIZATION AND BASIS OF PRESENTATION
NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture in western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate mainly in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and in the stability of its borrowing base in Japan.
NISSIN is a non-bank financial institution providing integrated financial services as its main business, specializing in providing loan products to owners of small to medium-sized enterprises, sole proprietors, and consumers. NISSIN and its certain subsidiaries provide the following products by using a variety of channels:
Small business owner loans: Loans designed for small business owners. The small business owner loan is an unsecured loan that, in NISSIN’s case, requires one or more guarantees from third-party individuals with an income source separate from the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

Secured loans: Primarily loans secured by real property designed for property developers. The interest rates for these loans are determined on an individual basis. These loans turn to cash quickly as they typically mature in one month to two years.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

Other loans: Collateralized lease financing, installment credits, notes discounting, and other lending services.

Other financial services: Credit enhancements through guarantees, investments in operating lease assets and securities business.
Nissin Servicer Co., Ltd. (“SVC”), a 74.0% owned subsidiary, provides loan servicing business by mainly purchasing distressed loans from financial institutions and servicing these loans for its own portfolio. Also, various subsidiaries operate other businesses such as investment in real estate properties, insurance agency and consultancy businesses.
The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries and those variable interest entities in which the Company is deemed to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities” (collectively, the “Company”). All significant inter-company accounts, transactions and profits and losses have been eliminated in the consolidated financial statements.
Investments in 20% to 50% owned affiliates in which NISSIN has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method.

U.S. GAAP
The change in the Company’s proportionate interest in a subsidiary or an affiliate resulting from issuance of stock by the subsidiary or affiliate is considered a sale and recognized as earnings.
NISSIN and its domestic subsidiaries maintain their books and records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and its foreign subsidiaries in conformity with those of the country of their domicile. Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2005 contained in NISSIN’s Annual Report on Form 20-F should be read in conjunction with these unaudited condensed consolidated financial statements.
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Company’s allowance for loan losses, reserves for losses on guarantees and excess interest repayments, and valuation of collateral assets. Actual results could differ from those estimates, resulting in material charges to income.
The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on June 30, 2006, which was ¥115.24 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
Certain reclassifications have been made to conform to the current fiscal year presentation. These reclassifications have no effects on previously reported net income and shareholders’ equity.

U.S. GAAP
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Interest Income from Loans Receivable and Loan Origination Costs
Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets specified requirements. The Company’s contractual loan interest rates of certain loan products do not exceed the legal limit but may exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, a payment by a borrower of interest in excess of the restricted rate is valid, provided the Company has complied with specified legal documentation and notification procedures (See Note 9 to consolidated financial statements).

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged off or is wholly or partially reserved. The accrued interest portion of a charged off loan balance is deducted from the current period interest income and the principal amount is charged off against the allowance for loan losses.

The Company maintains reserves for estimated losses from the above-mentioned excess interest payments at a level that, in management’s judgment, is adequate to provide for estimated probable refund claims of excess interest previously paid by borrowers. Provisions to the reserve are deducted from interest income. In evaluating the adequacy of the reserve, management considers various factors, including recent conditions on repayments of excess interest and historical loss experiences.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately 49 months as of June 30, 2006.
(b) Loans Receivable and Allowance for Loan Losses
Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, corporate insolvencies and personal bankruptcy cases, and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.

The Company’s policy is generally to charge off loan balances and cease accrual of interest as follows:
Small business owner loans and Wide loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Business Timely loans and Consumer loans: Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon the occurrence of other events such as the bankruptcy of the borrower.

U.S. GAAP
Secured loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.
(c) Purchased Loans Receivable and Revenue Recognition
Purchased loans represent loans purchased from third party originators and are reported at purchased cost. The Company then established an allowance for estimated loan losses on reduced credit quality subsequent to acquisition. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, subsequent to acquisition, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Company deems the loan uncollectible.

However, for those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. The Company will adjust the future yield rate for expected changes in interest rates or collections. However, if the carrying amounts of those loans are greater than the discounted value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2006 and June 30, 2006, ¥927 million and ¥913 million ($7,923 thousand) in carrying value of loans was accounted for under the level yield method, respectively.
(d) Guarantees
The Company accounts for guarantees in accordance with the FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Company provides guarantees to several affiliated and non-affiliated companies for a fee, which is recognized on an accrual basis based on the amount of underlying loans outstanding. The Company maintains reserves for estimated losses from these guarantee transactions at a level that, in management’s judgment, is adequate to provide for estimated probable losses from known and inherent risks in these transactions. Provisions to the reserve are deducted from guarantee fees received. In evaluating the adequacy of the reserve, management considers various factors, including current economic conditions and historical loss experience for similar products.

Moreover, in the event of borrower’s delinquency, the Company is required to pay out on its guarantees for the outstanding balance of the specified borrowings. Upon payment of any guarantees, the Company will record a corresponding receivable from the counterparty company, offset by an allowance for deemed uncollectible amounts which generally approximates 100% of the amount outstanding. The Company protects against risk for guarantees through its underwriting and monthly evaluation process. The Company is able to agree to take or decline the guarantee at the time of the loan underwriting process.

Additionally, in the normal course of its business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.

U.S. GAAP
3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In December 2004, the FASB issued SFAS No. 123-R (revised 2004) “Share-Based Payment,” a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123-R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company adopted this statement from the annual reporting period beginning from April 1, 2006 using the modified prospective method. The effect of adopting this statement on the Company’s consolidated financial statements is a reduced net income before income taxes of ¥75 million ($651 thousand) for the three months ended June 30, 2006.
In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires companies to assess the probability that a tax position taken may not ultimately be sustained. For those positions that do not meet the more-likely-than-not recognition threshold required under FIN No. 48, no benefit may be recognized. The Company will adopt FIN No. 48 by adjusting its tax liabilities and related earnings as of April 1, 2007, the Company’s required adoption date. Although not reasonably estimable at this time, the Company currently is assessing the impact of FIN No. 48 on the Company’s current and future tax positions.
4. LOANS RECEIVABLE
The following is a summary of loans outstanding as of March 31, 2006 and June 30, 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2006	June 30, 2006	Change	June 30, 2006

Small business owner loans	¥65,447	¥63,834	¥(1,613)	$553,922
Business Timely loans	25,282	25,144	(138)	218,188
Secured loans	91,610	103,021	11,411	893,969
Wide loans	41,163	38,950	(2,213)	337,990
Consumer loans	2,995	2,912	(83)	25,269
Other loans	10,681	11,648	967	101,077

Total loans outstanding	237,178	245,509	8,331	2,130,415
Allowance for loan losses	(11,003)	(11,566)	(563)	(100,364)
Deferred origination costs (income)	(228)	(568)	(340)	(4,930)

Loans receivable, net	¥225,947	¥233,375	¥7,428	$2,025,121

5. ALLOWANCE FOR LOAN LOSSES
The following is a summary of changes in the allowance for loan losses for the three months ended June 30, 2005 and 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three Months Ended June 30,			Three Months Ended
	2005	2006	Change	June 30, 2006

Balance at beginning of period	¥10,034	¥11,003	¥969	$95,479
Provision for loan losses	2,140	2,768	628	24,019
Charge-offs, net of recoveries	(1,883)	(2,205)	(322)	(19,134)

Balance at end of period	¥10,291	¥11,566	¥1,275	$100,364

U.S. GAAP
6. INTEREST INCOME
The following is a summary of interest income for the three months ended June 30, 2005 and 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three Months Ended June 30,			Three Months Ended
	2005	2006	Change	June 30, 2006

Small business owner loans	¥2,810	¥2,893	¥83	$25,104
Business Timely loans	1,333	1,501	168	13,026
Secured loans	402	1,428	1,026	12,392
Wide loans	2,289	1,916	(373)	16,626
Consumer loans	179	185	6	1,605
Other loans	242	368	126	3,193

Total interest revenue from loans receivable	7,255	8,291	1,036	71,946
Less amortization of loans origination (costs) income	(255)	18	273	156
Less excess interest repayment costs	(53)	(603)	(550)	(5,233)

Interest income from loans receivable	6,947	7,706	759	66,869
Interest income from purchased loans	634	1,639	1,005	14,222
Interest income from other	18	38	20	330

Total interest income	¥7,599	¥9,383	¥1,784	$81,421

7. PURCHASED LOANS RECEIVABLE
SVC mainly purchases distressed loans from financial institutions and services these loans for its own portfolio. The total contracted amounts outstanding for these distressed loans were ¥1,643,039 million and ¥1,674,215 million ($14,528,072 thousand) as of March 31, 2006 and June 30, 2006, respectively.
The following is a summary of the recorded value of purchased loans receivable as of March 31, 2006 and June 30, 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2006	June 30, 2006	Change	June 30, 2006

Purchased loans outstanding	¥25,947	¥23,135	¥(2,812)	$200,755
Allowance for loan losses	(1,792)	(1,799)	(7)	(15,611)

Purchased loans receivable, net	¥24,155	¥21,336	¥(2,819)	$185,144

The following is summary information with respect to purchased loans receivable for the three months ended June 30, 2005 and 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three Months Ended June 30,			Three Months Ended
	2005	2006	Change	June 30, 2006

Purchased loans receivable:
Balance at beginning of period	¥14,863	¥25,947	¥11,084	$225,156
Purchases	2,541	871	(1,670)	7,558
Principal collections	(1,191)	(3,445)	(2,254)	(29,894)
Sales (A)	(700)	(14)	686	(121)
Charge-offs	(159)	(224)	(65)	(1,944)

Balance at end of period	15,354	23,135	7,781	200,755
Allowance for loan losses:
Balance at beginning of period	1,282	1,792	510	15,550
Provision for loan losses	245	231	(14)	2,005
Charge-offs	(159)	(224)	(65)	(1,944)

Balance at end of period	1,368	1,799	431	15,611

Purchased loans receivable, net	¥13,986	¥21,336	¥7,350	$185,144

(A)	Sold at book value and no gains or losses were recognized from these transactions.

U.S. GAAP
In the event of borrower’s delinquency, the Company may foreclose on borrower’s loan collateral. Collateral obtained by the Company is held for sale and included in “Real estate for sale” on the accompanying consolidated balance sheets.
8. SHORT-TERM AND LONG-TERM BORROWINGS
Short-term borrowings as of March 31, 2006 and June 30, 2006 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
				June 30,
	March 31, 2006	June 30, 2006	Change	2006

Bank loans	¥30,283	¥46,173	¥15,890	$400,669
Commercial paper	30,000	30,000	—	260,326
Rediscounted notes	128	176	48	1,527

Total short-term borrowings	¥60,411	¥76,349	¥15,938	$662,522

Interest rates on bank loans as of March 31, 2006 and June 30, 2006 under fixed or variable contracts range from 0.993% to 5.022% and from 0.977% to 2.875%, with the weighted average interest rates of these bank loans being 1.374% and 1.411%, respectively. Interest rates on commercial paper as of March 31, 2006 and June 30, 2006 range from 0.300% to 1.000% and from 0.380% to 1.000%, respectively. The weighted average interest rates of the commercial paper as of March 31, 2006 and June 30, 2006 were 0.682% and 0.818%, respectively. Interest rates on all rediscounted notes as of March 31, 2006 and June 30, 2006 are 2.375%. All short-term borrowings have terms ranging from approximately 1 month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.
Long-term borrowings as of March 31, 2006 and June 30, 2006 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
				June 30,
	March 31, 2006	June 30, 2006	Change	2006

1.90% unsecured bonds, due July 31, 2006	¥500	¥500	¥—	$4,339
0.45% unsecured bonds, due September 27, 2006	500	500	—	4,339
0.64% unsecured bonds, due March 26, 2007	500	500	—	4,339
0.67% unsecured bonds, due September 27, 2007	500	500	—	4,339
1.18% unsecured bonds, due February 25, 2008	7,500	7,500	—	65,081
0.75% unsecured bonds, due September 19, 2008	150	150	—	1,302
1.17% unsecured bonds, due June 20, 2008	7,500	7,500	—	65,081
1.08% unsecured bonds, due September 16, 2008	10,000	10,000	—	86,775
0.90% unsecured bonds, due March 27, 2009	1,000	1,000	—	8,678
1.70% unsecured convertible bonds, due September 29, 2006	822	685	(137)	5,944

Total bonds	28,972	28,835	(137)	250,217

Loans from banks and other financial institutions	169,952	174,369	4,417	1,513,094

Total long-term borrowings	¥198,924	¥203,204	¥4,280	$1,763,311

As of March 31, 2006 and June 30, 2006, the weighted average rates of loans from banks and other financial institutions were 1.462% and 1.489%, respectively.
In addition, other than above, the Company has additional syndicated loans, overdraft facilities, and loan commitments available from banks totaling ¥5,927 million and ¥11,321 million ($98,238 thousand) as of March 31, 2006 and June 30, 2006, respectively.

U.S. GAAP
9. COMMITMENTS AND CONTINGENCIES
Under the terms and conditions of the Company’s credit line agreements, the Company may, but is not committed to, lend funds to Business Timely loan, consumer loan and other loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness.
The Company’s unfunded credit lines as of March 31, 2006 and June 30, 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2006	June 30, 2006	Change	June 30, 2006

Unfunded credit lines with loans outstanding	¥9,642	¥9,233	¥(409)	$80,120
Unfunded credit lines without loans outstanding	48,037	48,948	911	424,748

Total unfunded credit lines	¥57,679	¥58,181	¥502	$504,868

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.
As discussed in the summary of significant accounting policies, the Company may charge interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. A payment by a borrower of interest in excess of the restricted rate is valid, provided the Company has complied with the appropriate documentation and notification requirements. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. In the past year, the Supreme Court passed decisions concerning excess interest, and the necessary requirements pertaining to excess interest were interpreted in the consumers’ favor, resulting in an increase in borrower demand for refund of excess interest. During the three months ended June 30, 2005 and 2006, ¥53 million and ¥253 million ($2,195 thousand) in interest income was refunded to borrowers, respectively.
Consequently, the Company has recognized reserves for estimated losses on excess interest payments to provide for estimated probable refund claims of excess interest previously paid by borrowers since the year ended March 31, 2006. As of March 31, 2006 and June 30, 2006, ¥590 million and ¥940 ($8,157 thousand) was reserved and included in “Other liabilities” on the accompanying consolidated balance sheets, respectively.
Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other expenses incurred by Sanyo Club Co., Ltd. NISSIN is required to pay out on its guarantees for 40% of the outstanding loan balance of specified borrowings for which contractual payments are overdue by 120 days or more as of the end of each month, and distressed loans due to legal processes. Under a loan agreement, borrowers are neither required to have a guarantor nor to provide collateral.
NISSIN guarantees borrowings and corresponding interest receivable from customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN until April 14, 2006, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:
3S loans: NISSIN guarantees 100% of borrowings and corresponding interest receivable from customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to pay out on its guarantees on loans for which contractual payments are overdue by 14 days or more as of the end of each month. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and are designed for small or medium-sized corporations.

Business loans: NISSIN guarantees 10% of borrowings and corresponding interest receivable from customers for Business loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees on loans for which contractual payments are overdue by 90 days or more as of the end of each month. Business loans are unsecured loans designed for small or medium-sized corporations.

U.S. GAAP
NISSIN guarantees borrowings and corresponding interest receivable from customers of Chuo Mitsui Finance Service Co., Ltd. (“CMFS”), an affiliate 30% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that CMFS sells:
Business Card loans: NISSIN guarantees 10% of borrowings and corresponding interest receivable from customers for Business Card loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees on loans for which contractual payments are overdue by 90 days or more. Business Card loans are unsecured loans designed for small or medium-sized corporations.

Real Estate Finance: NISSIN guarantees 10% of borrowings and corresponding interest receivable from customers for Real Estate Finance and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees on loans for which contractual payments are overdue by 30 days or more.
In addition, NIS Lease Co., Ltd, a consolidated subsidiary, guarantees accounts receivable of certain borrowers for a fee determined based on borrower’s creditworthiness and contract duration. As of March 31, 2006 and June 30, 2006, the fee rate ranged from 0.375% to 21.600% and from 0.250% to 4.500%, with weighted average fee rates of 2.25% and 0.94%, respectively.
The Company maintains reserves for all estimated guarantee losses and includes the amounts in “Other liabilities” in the accompanying consolidated balance sheets.
Upon payment of any guarantees, the Company records corresponding receivables from the borrower, which are offset by allowances for deemed uncollectible amounts. As of March 31, 2006 and June 30, 2006, receivables from payment of guarantees were ¥663 million and ¥900 million ($7,810 thousand), respectively. Those were offset by allowances of ¥588 million and ¥774 million ($6,716 thousand), respectively, and the resulting amounts are recorded in “Other assets” on the accompanying consolidated balance sheets.
Also, NISSIN was liable as a guarantor for bank loans borrowed by SBF and CMFS, and received guarantee fees equivalent to an annual interest rate of 1.5% and 1.0%, respectively. Regarding the bank loans borrowed by SBF, however, NISSIN was released from its obligation as a guarantor during the year ended March 31, 2006.
As of March 31, 2006 and June 30, 2006, the Company’s guaranteed borrowings, guaranteed accounts receivable, guarantees for borrowing of other companies and reserve for guarantee losses are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2006	June 30, 2006	Change	June 30, 2006

Guaranteed borrowings	¥11,886	¥13,986	¥2,100	$121,364
Guaranteed accounts receivable	964	1,035	71	8,981

Guarantees for borrowings of other companies:
Chuo Mitsui Finance Service Co., Ltd.	1,920	3,960	2,040	34,363
Reserve for guarantee losses	629	728	99	6,317

During the three months ended June 30, 2005 and 2006, the Company paid the related administrative and other expenses, as discussed above, and received guarantee fees as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three Months Ended June 30,			Three Months Ended
	2005	2006	Change	June 30, 2006

Guarantee fees received from:
Guaranteed borrowings and accounts receivable	¥296	¥424	¥128	$3,679
Guarantees for borrowings of other companies	10	6	(4)	52

Total guarantee fees received	306	430	124	3,731
Administrative expenses and other expenses paid	(223)	(366)	(143)	(3,176)

Guarantee fees received, net	¥83	¥64	¥(19)	$555

During the three months ended June 30, 2005 and 2006, as a result of contractual commitments, the Company paid ¥129 million and ¥282 million ($2,447 thousand) as a guarantor for the borrowings.

U.S. GAAP
10. CUMULATIVE OTHER COMPREHENSIVE INCOME
Comprehensive losses were ¥1,395 million and ¥375 million ($3,254 thousand) for the three months ended June 30, 2005 and 2006, respectively. The components of other comprehensive losses are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three Months Ended June 30,			Three Months
	2005	2006	Change	Ended June 30, 2006

Change in net unrealized gains on marketable investment securities	¥(2,595)	¥(2,089)	¥506	$(18,127)
Change in unrealized losses on cash flow hedging instruments	1	—	(1)	—
Change in foreign currency adjustments	30	19	(11)	165

Total other comprehensive losses	¥(2,564)	¥(2,070)	¥494	$(17,962)

11. SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities during the three months ended June 30, 2005 and 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three Months Ended June 30,			Three Months Ended
	2005	2006	Change	June 30, 2006

Property and equipment obtained under capital leases	¥78	¥48	¥(30)	$417
Conversion of convertible bonds	516	137	(379)	1,189

12. SEGMENT INFORMATION
For financial reporting purposes, the Company operates under the integrated financial services segment, the loan servicing segment and other segments. The integrated financial services segment comprises of loan business, which includes small business owner, Business Timely, secured, Wide, consumer and other loans, as well as credit guarantee, leasing and securities business. In the loan servicing segment, SVC mainly acquires and services non-performing debts from banks and financial institutions in Japan. The loan servicing segment is operated as a separate segment for financial reporting purposes. Other segments include investment in real estate properties, insurance agency and consultancy businesses. The Company currently conducts its operating activities mainly in Japan. The Company has recently begun activities in China, but these are currently insignificant for financial reporting purposes. Selected information for the Company’s business segments is as follows:

	Millions of Yen
	Integrated
	Financial Services	Loan Servicing	Other	Total

Three months ended June 30, 2005:
Total interest income	¥6,965	¥634	¥—	¥7,599
Total interest expense	657	80	3	740
Provision for loan losses, net	2,140	245	—	2,385
Net income (losses)	1,015	186	(32)	1,169

Three months ended June 30, 2006:
Total interest income	¥7,744	¥1,639	¥—	¥9,383
Total interest expense	740	123	33	896
Provision for loan losses, net	2,768	231	—	2,999
Net income	1,001	602	92	1,695

U.S. GAAP

	Thousands of U.S. Dollars
	Integrated
	Financial Services	Loan Servicing	Other	Total

Three months ended June 30, 2006:
Total interest income	$67,199	$14,222	$—	$81,421
Total interest expense	6,422	1,067	286	7,775
Provision for loan losses, net	24,019	2,005	—	26,024
Net income	8,686	5,224	798	14,708

13. SUBSEQUENT EVENTS
None